UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549


                                FORM 15

       CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                               Commission File Number:       001-08612


                           AMERITECH CORPORATION
           (Exact name of registrant as specified in its charter)

                 30 South Wacker Drive, Chicago, Illinois 60606
                              (800) 257-0902
        (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Common Stock, par value $1.00 per share
        Rights to Purchase Series A Junior Participating Preference Stock
              (Title of each class of securities covered by this Form)

                                    None
         (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)      |_|                Rule 12h-3(b)(1)(i)      |X|
Rule 12g-4(a)(1)(ii)     |_|                Rule 12h-3(b)(1)(ii)     |_|
Rule 12g-4(a)(2)(i)      |_|                Rule 12h-3(b)(2)(i)      |_|
Rule 12g-4(a)(2)(ii)     |_|                Rule 12h-3(b)(2)(ii)     |_|
                                            Rule 15d-6               |_|

      Approximate number of holders of record as of the certification
or notice date:           1

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



Date:     November 15, 1999        By:  /s/ Wayne A. Wirtz
                                        Wayne A. Wirtz
                                        Counsel